HEARTWARE INTERNATIONAL, INC.
ARBN 132 897 762

205 Newbury Street
Suite 101
Framingham, MA 01701
Fax: (+1) 508 739 0841
www.heartware.com
December 3, 2009
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attn: Rauri Regan (703) 813-6985
Re:	HeartWare International, Inc. (the “Company”) Registration Statement on Form S-3, File No. 333-161417 (the “Registration Statement”) Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Standard Time, on December 3, 2009, or as soon as practicable thereafter.
In making this request, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement, and acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours, HEARTWARE INTERNATIONAL, INC.
By:	/s/ David McIntyre
	Name:	David McIntyre
	Title:	Chief Financial Officer

cc:	Robert Evans III, Esq. Ilir Mujalovic, Esq.